EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

May 22, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Joe McCann, Esq.

Office of Life Sciences

Re:	OS Therapies Incorporated Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-271034

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), including one complete copy of the exhibits listed as filed therewith.

The Registration Statement includes unaudited interim financial statements, and related disclosure, for the three months ended March 31, 2023.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Joe McCann, Esq.) in the review of the foregoing documents.

* * *

Based on conversations with the underwriters, the Company and the lead underwriter would like to submit requests for acceleration of effectiveness of the Registration Statement during the week of May 22, 2023 in order to meet the Company’s ultimate goal of having the Registration Statement declared effective by the SEC before the end of May. The Company respectfully requests the staff’s review of the Registration Statement to coincide with this timing.

The remainder of the exhibits to the Registration Statement have been included in this filing, and the changes that were made to the Registration Statement, other than the inclusion of the unaudited interim financial statements, and related disclosure, for the three months ended March 31, 2023, are minimal. Accordingly, we believe that all information, including the exhibits to the Registration Statement, have been provided to the staff.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Paul A. Romness, MPH, the Chief Executive Officer of the Company (tel.: (703) 541-9811), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Jimmy McNamara, Esq.
Paul A. Romness, MPH
Mr. Keith Moore
Cavas Pavri, Esq.